

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2019

Craig Miller
Executive Vice President and General Counsel
Banner Corporation
10 South First Avenue
Walla Walla, WA 99632

> **Re: Banner Corporation**
> **Registration Statement on Form S-4**
> **Filed August 28, 2019**
> **File No. 333-233497**

Dear Mr. Miller:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Lin, Staff Attorney, at (202) 551-3552 with any questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services